[Goodwin Procter LLP Letterhead]

August 24, 2012

Confidential

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention:	Tom Jones
Division of Corporation Finance

Re:	Tegal Corporation
Form 8-K
Filed July 18, 2012
File No. 1-35141

Ladies and Gentlemen:

On behalf of Tegal Corporation (“Tegal” or the “Company”), this letter responds to the August 2, 2012 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the filing noted above requesting the Company’s analysis of whether the Company was a shell company, as defined in Rule 12b-2, immediately prior to the Company’s acquisition of CollabRx, Inc. (“CollabRx”) on July 12, 2012.

Rule 12b-2 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), defines a “shell company” to mean “a registrant, other than an asset-backed issuer, that has (1) no or nominal operations; and (2) either (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets.”  For purposes of this definition, the determination of a registrant’s assets (including cash and cash equivalents) is based solely on the amount of assets that would be reflected on the registrant’s balance sheet prepared in accordance with generally accepted accounting principles on the date of that determination.  As stated in the Company’s reports filed with the Commission, Tegal prepares all of its financial information in accordance with these principles.

In SEC Release No. 33-8407, the Commission stated that “we believe that this definition generally reflects the ordinary understanding of the term “shell company” in the area of corporate finance and defines those companies where the likelihood of abuse is greatest.”  In SEC Release 33-8587, the Commission stated that it intentionally did not define the term “nominal” because the Commission believes that this term “embodies the principle that we seek to apply and is not inappropriately vague or ambiguous” and because “quantitative thresholds would, in this context, present a serious potential problem, as they would be more easily circumvented.”  As such, the threshold of what is “nominal” is based on the facts and circumstances of each individual case.

In the current situation, the Company believes that it did not fall under the Commission’s definition of a shell company because at all times (including immediately prior to the completion of the CollabRx Transaction (as defined below)), Tegal has had more than nominal operations and more than nominal assets (other than cash and cash equivalents).

Background

As set forth in the Company’s Form 10-K/A for the fiscal year ended March 31, 2012 (the “Annual Report”), Tegal was formed in December 1989 to acquire the operations of the former Tegal Corporation, a division of Motorola, Inc.  Until recently, Tegal designed, manufactured, marketed and serviced specialized plasma etch systems used primarily in the production of micro-electrical mechanical systems devices, such as sensors, accelerometers and power devices.  The Company’s Deep Reactive Ion Etch systems were also employed in certain sophisticated manufacturing techniques, involving 3-D interconnect structures formed by intricate silicon etching. For most of the fiscal year ended March 31, 2011, Tegal also sold systems for the etching and deposition of materials found in other devices, such as integrated circuits and optoelectronic devices found in products such as smart phones, networking gear, solid-state lighting, and digital imaging.

Beginning in the fiscal third quarter of 2009, Tegal experienced a sharp decline in revenues related to its legacy etch and physical vapor deposition products, resulting from the collapse of the semiconductor capital equipment market and the global financial crisis.  In a series of transactions from 2010 to 2012, Tegal sold the majority of its operating assets and patent portfolio (the “Divestiture”).  During the same time period, Tegal’s Board of Directors evaluated a number of strategic alternatives, which included the continued operation of the Company as a stand-alone business with a different business plan, a merger with or into another company, a sale of all or substantially all of the Company’s remaining assets, and the liquidation or dissolution of the Company, including through a voluntary dissolution or a bankruptcy proceeding.  At the direction of Tegal’s Board of Directors, Tegal’s management evaluated a number of transactions involving other diversified technology-based companies.  The Company estimates that it reviewed approximately 15 opportunities, conducted extensive diligence with respect to approximately nine companies and entered into negotiations with approximately seven companies.  These efforts led to Tegal’s investments in Sequel Power and NanoVibronix, as well as the Company’s acquisition of CollabRx, each as described below.

In January 2011,  Tegal, se2quel Partners LLC, a California limited liability company and Sequel Power LLC, a newly formed Delaware limited liability company (“Sequel Power”), entered into a Formation and Contribution Agreement (the “Contribution Agreement”).  Sequel Power is focused on the promotion of solar power plant development projects worldwide, the development of self-sustaining businesses from such projects, including but not limited to activities relating to and supporting, developing, building and operating solar photovoltaic fabrication facilities and solar farms, and the consideration of other non-photovoltaic renewable energy projects (the “Renewable Energy Business”).  Pursuant to the Contribution Agreement, Tegal contributed $2 million in cash to Sequel Power in exchange for an approximate 25% ownership interest in Sequel Power.  In addition, Tegal issued warrants to se2quel Partners and se2quel Management GmbH, a German limited liability company, to purchase shares of the Company’s common stock at an exercise price of $3.15 per share.  In connection with this transaction, Tegal and Sequel Power entered into a Tegal Services Agreement.  Pursuant to the Tegal Services Agreement, Sequel Power engaged Tegal to provide general business and consultation services to Sequel Power and its subsidiaries related to the Renewable Energy Business.  In consideration for such services, Sequel Power is required to pay Tegal an annual fee in the amount of $100,000.  As part of such services, Thomas R. Mika, Tegal’s Co-Chief Executive Officer and the Chairman of Sequel Power, traveled to Southern California, the Middle East and South America on multiple occasions to participate in numerous meetings and negotiations with Sequel Power and prospective customers.  Throughout the initial year, Mr. Mika was also engaged in evaluating opportunities within the solar industry to commit Tegal’s resources alongside of, or in support of, Sequel Power’s efforts.  The Tegal Services Agreement had an initial term of one year, which automatically renews unless either party provides at least 90 days prior written notice to the other party.  Although Tegal wrote off the value of its investment in Sequel Power as of March 31, 2012 due to Sequel Power’s management review of the company’s business model and uncertainty regarding Sequel Power’s ability to continue as a going concern, Tegal continues to provide services under the Tegal Services Agreement.

In November 2011, Tegal completed a $300,000 strategic investment in NanoVibronix, Inc., a private company that develops medical devices and products that implement its proprietary therapeutic ultrasound technology.  NanoVibronix is focused on creating products utilizing its proprietary low-intensity surface acoustic wave technology. The company’s unique, patented approach enables the transmission of low-frequency, low-intensity ultrasound waves through a variety of soft, flexible materials, including skin and tissue, enabling low-cost, breakthrough devices targeted at large, high-growth markets.  The initial investment was intended to precede a possible merger of the two companies.  However, following additional extensive due diligence, which included the preparation by Mr. Mika of a comprehensive business plan for the combined companies, merger discussions were suspended by Tegal.

In July 2012, the Company completed its acquisition of CollabRx (the “CollabRx Transaction”).  CollabRx offers cloud-based expert systems that provide clinically relevant interpretive knowledge to institutions, physicians, researchers and patients for genomics-based medicine in cancer and other diseases to inform health care decision making. With access to approximately 50 clinical and scientific advisors at leading academic institutions and a suite of tools and processes that combine artificial intelligence-based analytics with proprietary interpretive content, CollabRx is well positioned to participate in the value-added “big data” opportunity in the US health care market.

Operations

Upon completion of the Divestiture and immediately prior to completion of the CollabRx Transaction, as set forth in the Annual Report, the Company did not have (and did not anticipate having for foreseeable future) any marketing, sales or service operations and did not engage in any research and development activities.  Immediately prior to completion of the CollabRx Transaction, the Company’s operations consisted of (i) continuing efforts to monetize the remaining portion of its patent portfolio relating to its legacy semiconductor capital equipment business, (ii) performance of services for Sequel Power pursuant to the Tegal Services Agreement, (iii) ongoing monitoring of its investments in Sequel Power and NanoVibronix and (iv) evaluation of additional opportunities with respect to diversified technology-based companies.  The Company respectfully submits that the foregoing constitute more than nominal operations.  Under the definition set forth in Rule 12b-2 under the Exchange Act, if a company has more than nominal operations, further inquiry is not necessary and the company is not a shell company.

Assets

As set forth in the Company’s quarterly report on Form 10-Q for the quarter ended June 30, 2012, immediately prior to completion of the CollabRx Transaction, the Company’s assets that would be reflected on the Company’s balance sheet prepared in accordance with generally accepted accounting principles consisted of approximately $7.2 million of cash and cash equivalents, $19,000 of prepaid expenses and other current assets, $11,000 of other assets of discontinued operations, $53,000 of property and equipment, net, a $300,000 note receivable from CollabRx and a $320,000 investment in convertible promissory note relating to NanoVibronix.  Accordingly, approximately nine percent of the Company’s balance sheet assets immediately prior to completion of the CollabRx Transaction consisted of non-cash assets.  As a result, the Company respectfully submits that it did not have (i) no or nominal assets, (ii) assets consisting solely of cash and cash equivalents or (iii) assets consisting of any amount of cash and cash equivalents and nominal other assets and, therefore, was not a shell company as defined in Rule 12b-2.

Employees

In SEC Release No. 33-8407, the Commission stated that shell companies have no legitimate basis to use Form S-8 because “shell companies do not operate businesses and hence rarely have employees.”  The Commission further stated that “to the extent a shell company would have any employees, their activities usually involve capital-raising and similar activities.”  In contrast, immediately prior to the CollabRx Transaction, the Company leased approximately 2,200 square feet of office space at 140 Second Street, Suite 318, Petaluma, California and had three regular employees and two part-time personnel.  Furthermore, none of Tegal’s employees have engaged in material capital-raising activities for the past seven years.

Based on the foregoing analysis, the Company respectfully submits that it was not a shell company immediately prior to the CollabRx Transaction.  Moreover, the application of the shell company standard to Tegal would not serve the goal of targeting regulatory problems that the Commission has identified where shell companies have been used as vehicles to commit fraud and abuse regulatory processes.  The CollabRx Transaction does not constitute a “reverse merger” or a “back door registration”, and the former shareholders of CollabRx received only approximately 14% of the outstanding common stock of Tegal in connection therewith.   Notwithstanding the foregoing, not later than September 27, 2012, the Company undertakes to amend its report on Form 8-K relating to the CollabRx Transaction to provide information equivalent to that required in a Form 10 under the Exchange Act reflecting the Company and its securities upon consummation of the CollabRx Transaction in addition to audited financial statements of CollabRx for the periods specified by Regulation S-X.

The Company hereby acknowledges that:  the Company is responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should the Staff have any comments on the contents of this letter, please contact the undersigned at (650) 752-3114.

Very truly yours,

/s/ William Davisson

William Davisson
Goodwin Procter LLP

cc:	Thomas R. Mika
James M. Karis
Christine Hergenrother